Exhibit 99.1

BW LPG Limited - Update on BW LPG’s Product Services Q3 2024 Segment Performance

(Singapore, 10 October 2024)

BW LPG Limited (“BW LPG” or the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code: “BWLP”) today provides an update on its Product Services’ (“BW Product Services”) Q3 2024 segment performance. For the quarter ended 30 September 2024, BW Product Services reported an estimated gross profit of approximately USD 71 million. This gross profit was mainly a result of USD 86 million of unrealised marked to market value of open cargo contracts and hedging transactions, realised trading gains of USD 16 million, offset by hedging loss of USD 31 million on the realised positions. The open cargo value is reflected in the overall trading book value and will be gradually revalued and realised in the next 12 months, as per standard methodology.

After general and administrative expenses and income taxes, BW Product Services reported an estimated net profit of approximately USD 60 million for the quarter.

The average Value-At-Risk (VAR) for the quarter was approximately USD 5 million.

BW LPG will release its Q3 2024 financial report on 2 December 2024.

Says Kristian Sørensen, Chief Executive Officer, “As freight rates came under pressure in August and September, more of the profit in the US-Far East LPG value chain moved to terminals and term cargo owners. Today’s trading update demonstrates how our business model benefits from increased value creation in wider parts of the LPG value chain during times of softer freight rates. It is however important to note that the high accounting profit does not represent an immediate uplift to the Company’s dividend capacity as it stems from MtM valuation of unrealised positions which will fluctuate as we move towards realisation of these positions.”

For further information, please contact:

Kristian Sørensen

Chief Executive Officer

Samantha Xu

Chief Financial Officer

E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating Very Large Gas Carriers (VLGC) with a total carrying capacity of over 3 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and a growing presence in LPG terminal infrastructure and distribution, BW LPG offers an integrated, flexible, and reliable service to customers along the LPG value chain. More information about BW LPG can be found at https://www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, biofuels and water treatment.